Exhibit 12.1
WESTERN REFINING, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
Income before income taxes	$108,647	$340,503	$317,153	$201,049	$67,458	$41,108
Add:
Interest expense	69,838	53,843	2,167	6,578	5,627	3,645
Amortization of loan fees	3,234	1,912	500	2,113	2,939	914
Amortization of capitalized interest	375	79	44	—	—	—
Interest component of rent expense[1]	4,301	3,775	193	40	15	3

Earnings as adjusted	$186,395	$400,112	$320,057	$209,780	$76,039	$45,670

Fixed charges
Interest expense	$69,838	$53,843	$2,167	$6,578	$5,627	$3,645
Amortization of loan fees	3,234	1,912	500	2,113	2,939	914
Capitalized interest	6,801	5,844	45	1,277	—	—
Interest component of rent expense[1]	4,301	3,775	193	40	15	3

Fixed charges	$84,174	$65,374	$2,905	$10,008	$8,581	$4,562

Ratio of earnings to fixed charges	2.21	6.12	110.17	20.96	8.86	10.01

1	Interest component of rent expense estimated based on present value of lease payments over average weighted terms. The increase in 2007 is directly attributable to the acquisition of Giant Industries, Inc.